Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667

                                                               April 12, 2005


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.

Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

     Re:  Filing of Schedule 13D - Sears, Roebuck and Co.


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13D with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13D by return e-mail confirmation.


                                   Sincerely,



                                 Jeffrey A. Ruiz



Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -------------------------


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1

                             Sears, Roebuck and Co.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.75 per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   812387-10-8
                            -----------------------
                                 (CUSIP Number)


                                 Jeffrey A. Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667
                  ------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2005
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                     --------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

------------------------------------

CUSIP No. 812387-10-8                                      13D
------------------------------------



---------- -------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Deutsche Bank AG
----------
---------- -------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                        (b)
           N/A
                                                                        ------
---------- -------------------------------------------------------------------
   3       SEC USE ONLY
---------- --------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           N/A
---------- --------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
---------- --------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
------------------------------------ ------- ----------------------------------
                                       7     SOLE VOTING POWER
   NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH          0
                                     ------- ----------------------------------
                                       8     SHARED VOTING POWER

                                             0
                                     ------- ---------------------------------
                                       9     SOLE DISPOSITIVE POWER

                                             0
                                     ------- ---------------------------------
                                       10    SHARED DISPOSITIVE POWER

                                             0
---------- -------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- -------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
---------- -------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

           BK
---------- -------------------------------------------------------------------


Item 1.  Security and Issuer.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by the Reporting Person on March 10, 2004, relating to the Common Stock,$0.75 par value (the "Shares"), of the Sears Roebuck & Co., a Delaware corporation (the "Company").


        In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.



Item 5.  Interest in Securities of the Issuer.

 On March 24, 2005, Sears Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Sears Holdings Corporation ("Holdings"), merged (the "Sears Merger") with and into Sears, Roebuck and Co. ("Sears") pursuant to the Agreement and Plan of Merger, dated as of November 16, 2004 (the "Merger Agreement"), by and among Sears, Kmart Holding Corporation, Holdings, Kmart Acquisition Corp. and Merger Sub. As a result of the Sears Merger, Sears became a wholly-owned subsidiary of Holdings. Pursuant to the Merger Agreement and related Support Agreement, the Reporting Persons elected to receive 0.50 shares of common stock, par value $0.01 per share, of Holdings (the "Holdings Common Stock") per share of Sears Common Stock (the "Stock Consideration") for each share of Sears Common Stock beneficially owned by the Reporting Persons.


     The Reporting Persons' elections are subject to the proration procedures set forth in the Merger Agreement, which were designed to ensure that 45% of the outstanding shares of Sears Common Stock were converted into the cash consideration of $50 per share of Sears Common Stock and 55% of outstanding shares of Sears Common Stock were converted into the Stock Consideration. Therefore, depending on the elections made by the other Sears shareholders in the Sears Merger, the actual number of shares of Holdings Common Stock and/or cash that the Reporting Persons will receive in the Sears Merger will depend on the outcome of these proration procedures.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   As a result of the Sears Merger, there are no contracts, arrangements, undertakings or relationships between any of the Reporting Persons and any person with respect to any securities of Sears.

                                 SIGNATURE

     After reasonable inquiry and to each Reporting Person's knowledge and belief, each Reporting Person hereby certifies that the information set forth in this statement is true, complete and correct.

     Dated: April 12, 2005



                                                     DEUTSCHE BANK AG





                                                  By: /s/ Pasquale Antolino
                                                      ----------------------
                                                      Name: Pasquale Antolino
                                                      Title: Associate



                                                  By: /s/ Jeffrey A. Ruiz
                                                      -----------------------
                                                      Name: Jeffrey A. Ruiz
                                                      Title: Vice President